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FUNDRISE

The following is a progress update we previously distributed to our investors on May 1st, 2025 and are now making available to prospective investors as a supplemental resource. We routinely provide progress updates similar to these to our investors to keep them up to date on asset performance and milestones in their portfolio.

Strategic hands-on management results in strong performance



We're pleased to highlight one of our portfolio investments, Treeline Trails. Our 146-unit community of build-for-rent homes in Jacksonville, Florida, has transitioned from initial lease-up into a stable, cash-flowing phase. This milestone reflects our focus on operational excellence and proactive management to unlock long-term value.

From acquisition to stabilization

As highlighted in other recent portfolio updates, real estate investments follow a natural progression, also known as the "J-Curve," where properties ultimately reach their full income potential once stabilized.

At Treeline Trails, that meant concentrating on resident experience and execution from the start:

1. **Acquisition** — We acquired this fully constructed opportunity in June 2022 in the growing Jacksonville market.
2. **Strategic management change** — After acquisition, we implemented a key change in property management, partnering with a new team that has proven to be an exceptional collaborator with our own internal Operations team.
3. **Stabilization** — Through this strategic partnership, the community progressed from lease-up to stable operations, contributing consistent cash flow to the portfolio.

Strategic advantages drive results

The successful stabilization of Treeline Trails can be attributed to three key factors:

- **Strategic property management partnership** — The decision to change property management has proven highly successful, with our new management partner demonstrating exceptional capabilities in leasing and resident satisfaction. Given their strong performance not only at Treeline Trails but at two other communities, we're looking to expand this partnership across additional properties in our portfolio.
- **Optimized operational execution** — Our internal Operations team worked closely with our management partner to implement targeted strategies that maximized occupancy and resident retention while maintaining efficient cost structures.
- **Strong market positioning** — Treeline Trails offers a compelling housing option in the Jacksonville market, meeting the growing demand for single-family rental homes that combine the space and privacy of homeownership with the flexibility of renting.

These factors have positioned Treeline Trails as a premium housing option in the desirable Jacksonville area, attracting residents who seek the quality and space of single-family living with the convenience of professional management and maintenance.

Portfolio impact

Treeline Trails joins the growing number of stabilized assets in our portfolio. The property's successful stabilization and exceptional occupancy rate further validates our approach to creating value through strategic management decisions and effective operations.

This achievement is particularly significant because it demonstrates our ability to identify opportunities for operational improvement and implement changes that drive performance. The successful management partnership at Treeline Trails has already informed our approach at other communities and will continue to influence our operational strategy going forward.

As with many of our investments, the transition to stabilization delivers the steady cash flow that contributes to consistent performance across the portfolio.

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An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.

FUNDRISE

The following is a progress update we previously distributed to our investors on May 1st, 2025 and are now making available to prospective investors as a supplemental resource. We routinely provide progress updates similar to these to our investors to keep them up to date on asset performance and milestones in their portfolio.

From lease-up to long-term performance



Treeline Trails reaches stabilization

Treeline Trails—our 146-unit build-for-rent community in Jacksonville, Florida—has transitioned from initial lease-up into a stable, cash-flowing phase within the portfolio.

Why it matters

"Stabilization" generally refers to the point when a property completes lease-up and operates at a sustained, healthy occupancy level—signaling durable cash flow and operational maturity.

What happened

- **Acquisition with a head start** — We acquired the community fully built, allowing us to focus immediately on resident experience and day-to-day operations.
- **Strong operating partner** — We made a strategic property-management change, aligning with a high-performing partner that now supports multiple communities.
- **Operational maturation** — With tight coordination between our partner and internal Operations team, the community progressed from lease-up to stable operations.

What drove the outcome

- **Smart partnerships** — Our management partner's leasing execution and resident service set a high bar across the platform.
- **Operational precision** — Targeted initiatives improved retention and maintained cost discipline.
- **Product–market fit** — The community meets rising demand for single-family rental living that blends privacy, quality, and flexibility.

Zoom out

Treeline Trails adds to our growing base of stabilized, income-producing assets —underscoring our ability to create value through strategy, execution, and alignment with market trends.

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Invest now

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The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Flagship Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

The following is a progress update we previously distributed to our investors on May 1st, 2025 and are now making available to prospective investors as a supplemental resource. We routinely provide progress updates similar to these to our investors to keep them up to date on asset performance and milestones in their portfolio.

Treeline Trails — 146-unit our build-for-rent neighborhood in Jacksonville — has progressed from initial lease-up into a stable, cash-flowing phase. It's a clear example of how our hands-on management and disciplined market selection translate into durable performance across the portfolio.

Because we acquired the community fully constructed, we were able to focus immediately on operations. A strategic shift in property management unlocked meaningful gains, with our new partner elevating leasing execution and resident experience in close coordination with our internal team.

Why it worked:

- **High-performing management partner** with a proven track record across multiple communities
- **Targeted operational initiatives** that strengthened retention and maintained cost discipline
- **Compelling product-market fit** meeting demand for single-family rentals with professional management

Treeline Trails now sits alongside a growing set of stabilized, income-producing assets—reinforcing our ability to create value through smart partnerships and consistent execution. If you're looking to add institutional-quality real estate to your portfolio, you can start investing in minutes. you can start investing in minutes.

Happy to discuss if you have questions about this or any other investments in our portfolio.

Best,
Thomas Eden
Senior Investor Relations Associate

P.S. Treeline Trails is one of several communities we've recently guided into the cash-flowing stage, and we're continuing to scale this approach across markets nationwide.

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FUNDRISE

The following is a progress update we previously distributed to our investors on May 1st, 2025 and are now making available to prospective investors as a supplemental resource. We routinely provide progress updates similar to these to our investors to keep them up to date on asset performance and milestones in their portfolio.

Strategic hands-on management results in strong performance



We're pleased to highlight one of our portfolio investments, Treeline Trails. Our 146-unit community of build-for-rent homes in Jacksonville, Florida, has transitioned from initial lease-up into a stable, cash-flowing phase. This milestone reflects our focus on operational excellence and proactive management to unlock long-term value.

From acquisition to stabilization

As highlighted in other recent portfolio updates, real estate investments follow a natural progression, also known as the "J-Curve," where properties ultimately reach their full income potential once stabilized.

At Treeline Trails, that meant concentrating on resident experience and execution from the start:

1. **Acquisition** — We acquired this fully constructed opportunity in June 2022 in the growing Jacksonville market.
2. **Strategic management change** — After acquisition, we implemented a key change in property management, partnering with a new team that has proven to be an exceptional collaborator with our own internal Operations team.
3. **Stabilization** — Through this strategic partnership, the community progressed from lease-up to stable operations, contributing consistent cash flow to the portfolio.

Strategic advantages drive results

The successful stabilization of Treeline Trails can be attributed to three key factors:

- **Strategic property management partnership** — The decision to change property management has proven highly successful, with our new management partner demonstrating exceptional capabilities in leasing and resident satisfaction. Given their strong performance not only at Treeline Trails but at two other communities, we're looking to expand this partnership across additional properties in our portfolio.
- **Optimized operational execution** — Our internal Operations team worked closely with our management partner to implement targeted strategies that maximized occupancy and resident retention while maintaining efficient cost structures.
- **Strong market positioning** — Treeline Trails offers a compelling housing option in the Jacksonville market, meeting the growing demand for single-family rental homes that combine the space and privacy of homeownership with the flexibility of renting.

These factors have positioned Treeline Trails as a premium housing option in the desirable Jacksonville area, attracting residents who seek the quality and space of single-family living with the convenience of professional management and maintenance.

Portfolio impact

Treeline Trails joins the growing number of stabilized assets in our portfolio. The property's successful stabilization and exceptional occupancy rate further validates our approach to creating value through strategic management decisions and effective operations.

This achievement is particularly significant because it demonstrates our ability to identify opportunities for operational improvement and implement changes that drive performance. The successful management partnership at Treeline Trails has already informed our approach at other communities and will continue to influence our operational strategy going forward.

As with many of our investments, the transition to stabilization delivers the steady cash flow that contributes to consistent performance across the portfolio.

Add real estate to your portfolio

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The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Flagship Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036